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                                                                Exhibit 24
                                        Rockwell International Corporation
                                        World Headquarters
                                        2201 Seal Beach Boulevard
                                        PO Box 4250
                                        Seal Beach, California 90740-8250
                                        310.797.5127
ROCKWELL
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November 16, 1994
                                        Donald R. Beall
Mr. H. Virgil Sherrill                  Chairman of the Board and
Chairman of the Board                   Chief Executive Officer
and
Mr. John C. Morley
President and Chief Executive Officer
Reliance Electric Company
6065 Parkland Boulevard
Cleveland, Ohio  44124

Gentlemen:

In response to your stated commitment to respond promptly to any revised proposal with respect to Rockwell's $30 per share all-cash tender offer for all Reliance shares, we are this afternoon delivering a copy of this letter together with a revised proposed merger agreement to your counsel. The revised merger agreement would provide for Reliance's removal of its poison pill and waiver of Section 203 of the Delaware General Corporation Law, and would eliminate all other conditions to our offer except for the tender of a majority of the Reliance Class A shares (on a fully diluted basis), the absence of an injunction or legal prohibition, the termination of our merger agreement or the termination of the offer by mutual agreement with you. We are prepared to sign this revised merger agreement now.

As an alternative, as stated in my letter last week, we remain prepared to proceed without a merger agreement. Thus, if Reliance will announce now that it will redeem its poison pill and satisfy Section 203 of the Delaware General Corporation Law just prior to the expiration of our offer, we will amend our offer to remove all the other conditions, except the tender of a majority of the Reliance Class A shares (on a fully diluted basis) and the absence of an injunction or legal prohibition. Rockwell will also commit to effect a second-step merger as soon as possible following consummation of the offer at the same price as paid in the offer.

As you know, we believe that our offer and the combination of Allen-Bradley and Reliance are clearly in the best interests of Reliance, its shareowners and its other constituencies. We urge you to act promptly either to enter into a definitive merger agreement with us or to take the actions outlined above in order to permit us to consummate the offer without a merger agreement.

I look forward to hearing from you.

Sincerely,

/s/ Donald R. Beall
Donald R. Beall